Sub-Item 77D (2)

DREYFUS PREMIER GNMA FUND, INC.

(the "Registrant")

Dreyfus U. S. Mortgage Fund (the "Fund")

Effective November 1, 2017, the Fund's name was changed to "Dreyfus U.S. Mortgage Fund" and its policy with respect to the investment of 80% of its assets was changed to provide that the Fund will normally invest at least 80% of its net assets, plus any borrowings for investment purposes, in U.S. mortgage-related securities.

These changes, with respect to the Fund, were disclosed in the Fund's Prospectus and Statement of Additional Information and are incorporated by reference to Post-Effective Amendment No. 60 to the Registrant's Registration Statement on Form N-1A, filed on October 31, 2017, effective as of November 1, 2017.